                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         GULF CANADA RESOURCES LIMITED
                         -----------------------------
                                (Name of Issuer)

                   COMMON STOCK, $.01 par value per share
                   --------------------------------------
                         (Title of Class of Securities)

                                  40218L 30 5
                                ---------------------
                                 (CUSIP Number)

  Carol A. McCoy, 2001 Third Avenue South, Birmingham, AL  35233 (205) 325-4243
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  August 20, 1997
                              ----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 7 Pages
                                        ---

                                      SCHEDULE 13D

CUSIP NO. 40218L 30 5
____________________________________________________________________________
(1)  Names of Reporting Persons. . . . . . . . . . . . Torchmark Corporation

     S.S. or I.R.S. Identification
     Numbers of Above Persons. . . . . . . . . . . . . 63-0780404
____________________________________________________________________________

(2)  Check the Appropriate Box if
     a Member of a Group

     (a) . . . . . . . . . . . . . . . . . . . . . . .

     (b) . . . . . . . . . . . . . . . . . . . . . . .
___________________________________________________________________________

(3)  SEC Use Only. . . . . . . . . . . . . . . . . . .
___________________________________________________________________________

(4)  Source of Funds . . . . . . . . . . . . . . . . . 00
___________________________________________________________________________

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e). . . . . . . . . .
___________________________________________________________________________

(6)  Citizenship or Place of Organization. . . . . . . Delaware
___________________________________________________________________________

  Number of       (7) Sole Voting Power. . . . . . .935,157
 Shares Bene-        _______________________________________
  ficially        (8) Shared Voting Power. . . . . . . .  0
  Owned by           _______________________________________
 Each Report-     (9) Sole Dispositive Power . . . .935,157
  ing Person         _______________________________________
    With          (10) Shared Dispositive Power. . . . .  0
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person . . . . . . . . . . . . .935,157
____________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares . . . . . . . . . . . .
____________________________________________________________________________

(13) Percent of Class Represented by
     Amount in Row (11). . . . . . . . . . . . . . . . .003%
___________________________________________________________________________

(14) Type of Reporting Person. . . . . . . . . . . . . CO HC
____________________________________________________________________________

                                      SCHEDULE 13D

CUSIP NO. 40218L 30 5
____________________________________________________________________________
(1)  Names of Reporting Persons. . .Liberty National Life Insurance Company

     S.S. or I.R.S. Identification
     Numbers of Above Persons. . . . . . . . . . . . . 63-0124600
____________________________________________________________________________

(2)  Check the Appropriate Box if
     a Member of a Group

     (a) . . . . . . . . . . . . . . . . . . . . . . .

     (b) . . . . . . . . . . . . . . . . . . . . . . .
___________________________________________________________________________

(3)  SEC Use Only. . . . . . . . . . . . . . . . . . .
___________________________________________________________________________

(4)  Source of Funds . . . . . . . . . (Not applicable (See Item 2)
___________________________________________________________________________

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e). . . . . . . . . .
___________________________________________________________________________

(6)  Citizenship or Place of Organization. . . . . . . Alabama
___________________________________________________________________________

  Number of       (7) Sole Voting Power. . . . . . .935,157
 Shares Bene-        _______________________________________
  ficially        (8) Shared Voting Power. . . . . . . . 0
  Owned by           _______________________________________
 Each Report-     (9) Sole Dispositive Power . . . .935,157
  ing Person         _______________________________________
    With         (10) Shared Dispositive Power. . . . .  0
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person . . . . . . . . . . . . .935,157
____________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares . . . . . . . . . . . .
____________________________________________________________________________

(13) Percent of Class Represented by
     Amount in Row (11). . . . . . . . . . . . . . .   .003%
___________________________________________________________________________

(14) Type of Reporting Person. . . . . . . . . . . .   CO IC
____________________________________________________________________________

Item 1.  Security and Issuer.

          The Statement on Schedule 13D (the "Schedule 13D"), filed jointly on February 6, 1995 by the persons listed on the signature pages thereto relating to the beneficial ownership of ordinary shares (the "Ordinary Shares") of Gulf Canada Resources Limited ("Gulf Canada"), a corporation incorporated under the laws of Canada, and amended and supplemented by Amendment No. 1 to the Schedule 13D filed on , 1996 by Torchmark Corporation ("Torchmark") and Torch Energy Advisors Incorporated ("Torch Energy") and Amendment No. 2 to the Schedule 13D
filed on   , 1996 by Torch Energy, is hereby supplemented as set forth below by
Torchmark and its subsidiary, Liberty National Life Insurance Company ("Liberty"). Gulf Canada maintains its principal executive offices at 401 - 9/th/ Avenue SW, Calgary, Alberta T2P2H7.

Item 2.  Identity and Background.

          On August 20, 1997, United Investors Management Company ("UIMCO"), the Torchmark subsidiary holding 935,157 Ordinary Shares of Gulf Canada, transferred such 935,157 Ordinary Shares of Gulf Canada as a partial payment of a dividend to its shareholder, Liberty National. UIMCO had previously disposed of the warrants to purchase 7,119,396 Ordinary Shares ("Warrants") of Gulf Canada in the period from January 7, 1997 through February 11, 1997 and no longer holds any Gulf Canada Warrants.

          This amendment is filed to reflect the transfer of Ordinary Shares and disposition of Warrants and the cessation of beneficial ownership in excess of 5%.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         The Gulf Canada securities were acquired by Liberty as partial payment of a dividend from its subsidiary, UIMCO.

              (a) - (j) Not applicable.

Item 5.  Interest in Securities of the Issuer.

          (a)-(c) 935,157 shares .003% - Torchmark and Liberty Liberty has sole power to vote and sole power to dispose the Ordinary Shares. Torchmark has no power to vote or to dispose of the Ordinary Shares. Liberty acquired its ordinary shares as a dividend payment on August 20, 1997, within the past 60 days.
          (d)  Not applicable.
          (e) Torchmark and Liberty ceased to be the beneficial owner of more than 5% of the Ordinary Shares as of August 20, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to be Filed as Exhibits

     Not applicable.

                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              TORCHMARK CORPORATION


                         By:  /s/ Michael J. Klyce
                            -----------------------------------------
                              Michael J. Klyce
                              Vice President and Treasurer



                              LIBERTY NATIONAL LIFE INSURANCE COMPANY


                         By:  /s/ Michael J. Klyce
                            -----------------------------------------
                              Michael J. Klyce
                              Treasurer

                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY


(a)-(c)   C. B. Hudson              Chairman & CEO; Director
          Anthony L. McWhorter      President; Director
          Vurl E. Duce              Executive Vice President & Chief Agency
                                    Officer; Director
          Hillary Carnley, Jr.      Senior Vice President; Director
          Tony G. Brill             Senior Vice President
          Larry M. Hutchison        Secretary & General Counsel; Director
          S. Newell Cheesborough    Senior Vice President
          Jack A. Kelley, Jr.       Senior Vice President


               Address:  2001 Third Avenue South
                         Birmingham, Alabama 35233


(d)       None.

(e)       All are U.S. citizens.